Exhibit 99.1

SYSWIN Completes Regional Management Enhancement and Regained Compliance with NYSE Continued Listing Standards

Beijing, May 22, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading provider of primary real estate services in China, today announced the completion of its regional management enhancement initiative, after it has completed consolidation of its South China region operations as part of the Company’s key operational initiatives to enhance business and operational efficiency.

The South China regional office, based in Shenzhen, is responsible for the management of branch offices in Southern and Eastern China, including Shenzhen, Shanghai, Suzhou, Nanjing, Hangzhou, Hefei, Wuxi, Changsha, Wuhan, Huizhou, Dongguan and Zhongshan. The operational imperatives of the regional office are to improve inter-office integration and optimize operating processes. SYSWIN expects the strengthened regional structure to improve efficiency without affecting normal operations.

“SYSWIN has completed its regional management enhancement initiative, with the nationwide network now divided into 3 regional offices: North China, West China and South China,” said Mr. Liangsheng Chen, CEO and Director of SYSWIN. “This initiative aims to strengthen our market leadership by bringing us closer to our key clients, making us more responsive to their needs and more efficient in delivering our services in the region. An improved operational structure not only streamlined SYSWIN’s decision making process, but also provides flexibility in resources sharing to support the Company’s future growth.”

SYSWIN also confirmed that it has regained compliance with the New York Stock Exchange (the “NYSE”) continued listing standards. SYSWIN received confirmation on May 15, 2012 from the NYSE to confirm that a calculation of the Company’s average stock price for the 30-trading days ended April 30, 2012 indicated that the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, the Company is no longer considered below the $1 continued listing criterion.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 14 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-looking Statements:

This press release contains forward-looking statements, including without limitation, statements regarding SYSWIN’s strategic and operational plans, anticipated performance, current and future market positions, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

Contact:

SYSWIN Inc.

Wen Fan

T: +86-10-8472-8783

E: ir@syswin.com